FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date November 18, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

NEWS FOR RELEASE:

     November 18, 2005

NEWS RELEASE NR 05-29

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Corporate Reorganization

Tyler Resources Inc. (“Tyler”) is pleased to announce a corporate restructuring reflecting the Company’s priorities as it continues its current drilling program and its plans for a significant expansion of its exploration efforts at the Bahuerachi project, Mexico.

In addition to formally approving an additional $6 million dollar continuing exploration program for the Bahuerachi Project over the next seven months, Tyler’s Board of Directors has restructured the Company’s management as follows:

Mr. Jean-Pierre Jutras, B.Sc, P.Geol, has been appointed Chief Executive Officer (“CEO”) of Tyler.  Mr. Jutras, currently a Director of Tyler, has been serving as President and Chief Operating Officer since 2001.  By assuming the duties of CEO, Mr. Jutras is replacing Mr. Devonshire who remains Chairman of the Board of Directors.  The Company has consolidated the current management leadership to streamline and focus on the critical exploration work coming ahead as the Company gears up its Mexico exploration efforts.

Dr. Shane Ebert, Ph.D., PGeo., currently a Director of Tyler, has been appointed Vice-President of Exploration.  With Dr. Ebert’s hands-on knowledge of the Bahuerachi property and his wide industry experience, this appointment significantly strengthens the management team.  Dr. Ebert is replacing Mr. Regan Chernish, P.Geol.  who will remain available to Tyler as a valuable consultant.

Mrs. Jennifer Munro, CA, has been appointed Chief Financial Officer (CFO) of the Company.  Mrs. Munro is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Alberta (2001).  From January 2001 to June 2005, Mrs. Munro was employed by Grant Thornton LLP, Calgary, most recently as a Manager, providing audit, assurance, accounting, and compliance services for public and private corporations.  Mrs. Munro has been the Corporate Controller for Tyler since June 13, 2005.

In other Corporate Developments, the Company is pleased to announce receipt of notice that it has been selected and has now been included in the Liberty Funds Liberty Micro-Cap Resources Index.  This endorsement is a most welcome development which will allow the Company further opportunities to increase its presence and visibility to the investment community as it continues to explore for copper, gold, silver, zinc and molybdenum in Mexico.

News Release - November 18, 2005

Field Update

Drilling is ongoing on the project with two diamond drill rigs.  The third rig is being mobilized to site and is expected to commence drilling in early December.  Since the last update (NR 05-28, Nov. 2), two more drill holes have been completed and drilling is currently ongoing with drill holes #50 and 51.  Drill hole #50 is currently testing a wide (approximately 400 meter) zone of mineralized porphyry approximately 150 meters North of section 2NE.   This drill hole is designed, as part of a 3 drill hole fence, to test one of the widest areas of mineralization as outlined by surface mapping and sampling to date and will aim to demonstrate clear bulk tonnage potential for the Bahuerachi Main Zone.  Drill hole #51 is the first drill hole testing a porphyry area south of the main drilling area (South porphyry/Goat Zone). Results from the drilling will continue to be released in batches as the project advances.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.